ETF Opportunities Trust

8730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

November 30, 2023

VIA EDGAR FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: ETF Opportunities Trust: Request for withdraw of Form N-1A Filing (File No. 333-234544 and 811-23439)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by ETF Opportunities Trust (the “Registrant”).  Registrant hereby requests you withdraw Post-Effective Amendment No. 47 to its Registration Statement filed with the Securities and Exchange Commission on April 17, 2023 (Accession No. 0001387131-23-004780) concerning the Tuttle Capital 2X All Innovation ETF and Tuttle Capital 2X Inverse All Innovation ETF (the “Funds”), including all subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii) relating to the Funds, as the Registrant does not intend to launch the Funds.  No securities of the Funds have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

 Very truly yours,

/s/ Karen M. Shupe
Karen M. Shupe,
Treasurer and Principal Executive Officer